COASTAL FINANCIAL CORPORATION

5415 Evergreen Way

Everett, WA 98203

June 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	Coastal Financial Corporation
Registration Statement on Form S-3
Filed on May 31, 2024
File No. 333-279879

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coastal Financial Corporation, a Washington corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on June 13, 2024, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Charlotte May of Covington & Burling LLP at (202) 662-5732 and that such effectiveness also be confirmed in writing. In addition, please notify Ms. May by telephone when this request for acceleration has been granted.

Very truly yours,

COASTAL FINANCIAL CORPORATION

By:	/s/ Joel G. Edwards
Name:	Joel G. Edwards
Title:	Executive Vice President and Chief Financial Officer

cc: Charlotte May, Covington & Burling LLP